


SECUR 07003272 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 40742

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Brean Murray, Carret & Co., LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

570 Lexington Avenue
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth Kirsch 212-702-6656
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Cohn LLP
(Name -- *if individual, state last, first, middle name*)

1212 Avenue of the Americas, Suite 1200 (Address) New York (City) NY (State) 10036-1602 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 2 0 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

3/19/07

OATH OR AFFIRMATION

I, William McCluskey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brean Murray, Carret & Co., LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

Feb 28, 2007

SILAS R. ANTHONY, JR.
Notary Public, State of New York
No. 31-[illegible]
Qualified in Bronx County
Certificate Filed in New York County
Commission Expires Nov 30, 2009

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREAN MURRAY, CARRET & CO., LLC
(A Limited Liability Company and a Wholly-Owned Subsidiary of BMUR Holdings, Inc.)

Facing Page

Index



Accountants & Consultants

888-JHCOHN-1 • fax 888-JHC-FAX-1 • www.jhcohn.com

Report of Independent Public Accountants

The Board of Directors
Brean Murray, Carret & Co., LLC

We have audited the accompanying statement of financial condition of Brean Murray, Carret & Co., LLC, a limited liability company and a wholly-owned subsidiary of BMUR Holdings, Inc., as of December 31, 2006, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brean Murray, Carret & Co., LLC as of December 31, 2006, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J.H. Cohn LLP

New York, New York
February 28, 2007

BREAN MURRAY, CARRET & CO., LLC
(A Limited Liability Company and a Wholly-Owned Subsidiary of BMUR Holdings, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash	$ 1,191,256
Receivables from brokers and dealers	6,724,038
Accounts receivable, net	369,404
Securities owned	6,663,521
Furniture, equipment and improvements, net	224,558
Other assets	1,017,386
Due from affiliates	151,324
Intangible assets, net	255,821
Total	$16,597,308

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Securities sold, not yet purchased	$ 1,214,610
Accounts payable and other liabilities	8,514,287
Total liabilities	9,728,897
Commitments and contingencies	
Member's equity	6,868,411
Total	$16,597,308

See Notes to Financial Statements.

BREAN MURRAY, CARRET & CO., LLC
(A Limited Liability Company and a Wholly-Owned Subsidiary of BMUR Holdings, Inc.)

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2006

Revenues:	
Commissions and other fees	$15,056,311
Investment banking services and syndicate underwriting	8,046,527
Principal transactions	2,697,764
Unrealized gain on securities	3,525,073
Interest and other income	277,474
Total	29,603,149
Expenses:	
Compensation and benefits	19,105,253
Clearance and floor brokerage	1,191,028
Travel and entertainment	615,455
Occupancy and equipment rentals	1,660,734
Depreciation and amortization	161,859
Communications and informational services	1,417,260
Professional services	1,315,833
Other	841,239
Total	26,308,661
Net income	$ 3,294,488

See Notes to Financial Statements.

BREAN MURRAY, CARRET & CO., LLC
(A Limited Liability Company and a Wholly-Owned Subsidiary of BMUR Holdings, Inc.)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2006

Balance, January 1, 2006	$3,573,923
Net income	3,294,488
Balance, December 31, 2006	$6,868,411

See Notes to Financial Statements.

BREAN MURRAY, CARRET & CO., LLC
(A Limited Liability Company and a Wholly-Owned Subsidiary of BMUR Holdings, Inc.)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006

Operating activities:	
Net income	$3,294,488
Adjustments to reconcile net income to net cash provided by operating activities:	
Noncash investment banking revenue	(1,209,148)
Depreciation and amortization	161,859
Unrealized gain on securities	(3,525,073)
Changes in operating assets and liabilities:	
Accounts receivable	(369,404)
Receivables from brokers and dealers	(2,678,148)
Securities owned	(1,069,933)
Due from affiliates	(151,324)
Other assets	(94,040)
Accounts payable and other liabilities	5,434,668
Securities sold, not yet purchased	1,214,610
Due to affiliates	(153,698)
Net cash provided by operating activities	854,857
Investing activities - purchases of furniture, equipment and improvements	(15,399)
Net increase in cash	839,458
Cash, beginning of year	351,798
Cash, end of year	$1,191,256
Supplemental disclosure of cash flow data:	
Interest paid	$ 71

See Notes to Financial Statements.

BREAN MURRAY, CARRET & CO., LLC
(A Limited Liability Company and a Wholly-Owned Subsidiary of BMUR Holdings, Inc.)

NOTES TO FINANCIAL STATEMENTS

Note 1 - Organization and basis of presentation:

Carret Securities, LLC ("Carret") was organized as a Delaware limited liability company in September 2000. Through October 31, 2005, Carret was a wholly-owned subsidiary of Carret Asset Management Group, LLC ("Management"). On October 31, 2005, the members of Management exchanged their membership interests in Management for membership interests in BMUR Holdings, Inc. (the "Parent"), which became the Parent of Carret. On October 31, 2005, Carret acquired certain assets and assumed certain liabilities of Brean Murray & Co., Inc. ("BMI"). Upon the commencement of this transaction, Carret changed its name to Brean Murray, Carret & Co., LLC (the "Company").

The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company operates as an introducing broker and has agreements with clearing brokers to clear transactions, carry customers' accounts on a fully-disclosed basis and perform recordkeeping functions and, consequently, operates under the exemptive provisions of SEC Rule 15c3-3k(2)(ii). The Company is also a market maker in certain securities and engages in syndicate underwriting and investment banking activities.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

Except as otherwise expressly provided in the Delaware Limited Liability Company Act (the "Delaware Act"), the debts, obligations and liabilities of the Company shall be solely the debts, obligations or liabilities of the Company, and no member shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a member. Except as expressly provided in the Delaware Act, the liability of each member shall be limited to the amount of capital contributions, if any, required to be made by such member in accordance with the provisions of the Limited Liability Agreement, but only when and to the extent the same shall become due pursuant to the provisions of the Agreement.

Note 2 - Summary of significant accounting policies:

Allowance for doubtful accounts:

The Company assesses the financial strength of its customers. Periodically, the Company evaluates its accounts receivable and provides for an allowance for doubtful accounts equal to the estimated uncollectible accounts. The Company's estimate is based on a review of the current status of the individual accounts receivable. It is reasonably possible that the Company's estimate of the provision for doubtful accounts will change. At December 31, 2006, no allowance for doubtful accounts was deemed necessary.

Use of estimates:

To prepare financial statements in accordance with accounting principles generally accepted in the United States of America, management makes certain estimates and assumptions, where applicable, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition:

Commissions and other fees, as well as expenses related to this revenue, are recorded on a trade-date basis. Investment banking services and syndicate underwriting revenues are generated by securities offerings in which the Company acts as an underwriter or agent. These revenues are recorded on the offering date or at the time the services are completed and the revenue can reasonably be determined. Revenue related to the value of warrants received in connection with investment banking transactions is recognized when earned based upon the warrant's fair value. Principal transactions, which are recorded on a trade date basis, include realized gains and losses for the sale of securities on a first-in, first-out basis. Unrealized gains and losses for securities are recorded on a mark-to-market basis at the date of the financial statements.

Securities owned and securities sold, not yet purchased:

Securities owned and securities sold, not yet purchased which are traded on a national exchange (or reported on the NASDAQ national market) are valued at the last reported sales price on the primary securities exchange on which such security traded on the date of valuation. The value of warrants received in connection with investment banking transactions is recorded at fair value based upon the Black-Scholes option pricing model.

Note 2 - Summary of significant accounting polices (concluded):

Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and receivables from brokers and dealers. The Company maintains its cash in bank deposit and other accounts, the balances of which, at times, may exceed Federally insured limits. Amounts receivable from brokers and dealers consist predominately of cash and commissions receivable and unsettled trades. Exposure to credit risk is reduced by establishing its banking and brokerage relationships with high credit quality financial institutions. In addition, the clearing brokers maintain insurance for amounts in excess of the Federal limits.

Furniture, equipment and improvements:

Furniture, equipment and improvements are carried at cost. Depreciation is provided using the straight-line method over estimated useful lives of three to seven years. Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or the term of the lease.

Intangible assets:

The Financial Accounting Standards Board Statement of Financial Accounting Standards, No. 142, "Goodwill and Other Intangible Assets," addresses the recognition and measurement of intangible assets acquired individually or with a group of other assets and the recognition and measurement of goodwill and other intangible assets subsequent to their acquisition. Under these rules, goodwill and intangible assets with indefinite lives are no longer amortized, but are subject to annual or more frequent impairment testing. Other intangible assets deemed to have a finite life continue to be amortized over their useful lives.

The Company amortizes the following intangible assets with finite lives using the straight-line method as follows:

Customer relationships	5 years

These intangible assets are reviewed for potential impairment whenever events or circumstances indicate that their carrying amounts may not be recoverable. During the year ended December 31, 2006, management determined that no impairment adjustment relating to intangible assets was necessary.

Income taxes:

As a wholly-owned limited liability company, the Company is not subject to Federal, state and local taxes. All items of income, expense, gains and losses are reportable by the member for tax purposes.

Note 3 - Acquisition:

As disclosed in Note 1, on October 31, 2005, Carret purchased certain assets and assumed certain liabilities of BMI for consideration of $1,591,729.

The following table presents the preliminary and final allocations of the aggregate purchase price of the acquisition based on the estimated fair values of the assets acquired and liabilities assumed:

	Preliminary	Adjustment	Final
Cash	$2,180,872		$2,180,872
Receivable from brokers and dealers	2,684,553		2,684,553
Securities owned	354,247	$1,299,543	1,653,790
Furniture, equipment and improvements	307,159		307,159
Other assets	920,805		920,805
Intangible assets	983,452	(649,772)	333,680
Securities sold, not yet purchased	(175,214)		(175,214)
Accounts payable and other liabilities	(4,064,145)	(649,771)	(4,713,916)
Subordinated liability	(1,600,000)		(1,600,000)
Totals	$1,591,729	$ -	$1,591,729

The table above includes the reduction ($396,320) to noncurrent assets of the excess of the fair value of the acquired net assets ($1,988,049) over cost $(1,591,329).

The acquired intangible assets of $333,680 relate to customer relationships. The weighted average amortization period for such intangibles is five years.

Note 4 - Securities owned:

Securities owned represent positions in marketable securities taken for trading and investment purposes. A summary of those positions as of December 31, 2006 follows:

	Securities Owned	Securities Sold, Not Yet Purchased
Marketable securities, at market value:		
Common stocks	$ 297,013	$1,214,610
Preferred stocks	15,000	
Totals	312,013	1,214,610
Warrants received in connection with investment banking transactions, at estimated fair value	6,351,508	
Totals	$6,663,521	$1,214,610

For warrants which underlying securities are either restricted or thinly traded, the Company included an appropriate discount in determining the securities' fair value.

Note 5 - Receivables from brokers and dealers:

Amounts receivable from brokers and dealers at December 31, 2006 consist of the following:

Cash	$5,436,673
Syndicate and commissions receivable	1,287,365
Total	$6,724,038

Note 6 - Furniture, equipment and improvements:

Furniture equipment and improvements are stated at cost and consist of the following:

	Estimated Useful Lives	Amount
Furniture and fixtures	7 yrs	$104,204
Computer equipment	3-5 yrs	32,054
Leasehold improvements	5 yrs	186,300
Total		322,558
Less accumulated depreciation and amortization		98,000
Total		$224,558

Note 6 - Furniture, equipment and improvements (concluded):

Depreciation and amortization expense was $84,000 for the year ended December 31, 2006.

Note 7 - Intangible asset:

At December 31, 2006, intangible assets consist of customer lists with a gross carrying value of $333,680, accumulated amortization of $77,859 and a net balance of $255,821. Amortization for the year ended December 31, 2006 amounted to $77,859. Amortization expense to be recognized in each of the years subsequent to December 31, 2006 is $66,736 in years 2007 through 2009 and $55,613 in 2010.

Note 8 - Related party transactions:

The Company provides and receives certain management and administrative services from affiliates and other closely-related parties. To the extent these revenues and costs are specifically identifiable or estimable, the Company includes these revenues and expenses in the statement of operations. For the year ended December 31, 2006, the Company recorded $1,800,000 of management fees from one of its affiliates. This revenue is included in commissions and other fees in the statement of operations. The Company incurs costs directly related to these management fees which are included in the statement of operations. At December 31, 2006, due from affiliates of $151,324 resulted from these transactions.

Certain expenses are allocated to the Company by a related entity based on percentages of estimated usage of facilities and personnel. The percentages are updated periodically. For the year ended December 31, 2006, such allocated expenses approximated $287,000. At December 31, 2006, no amounts were owed to the related entity.

Commission income includes commissions derived from the trading of securities for customer accounts including those managed by other subsidiaries of the Parent, which are registered investment advisers.

Note 9 - 401(k) plan:

The Company sponsors a 401(k) plan covering substantially all employees. The plan contains a matching provision whereby the Company contributes 3% up to a maximum of $3,600 of the employee's annual earnings for those participants who remained employed as of year-end. For the year ended December 31, 2006, such matching contributions approximated $155,000. Employees vest in the matching provision over a five year period.

BREAN MURRAY, CARRET & CO., LLC
(A Limited Liability Company and a Wholly-Owned Subsidiary of
BMUR Holdings, Inc.)

NOTES TO FINANCIAL STATEMENTS

Note 10- Net capital requirement:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company had net capital of $4,664,948, which was $4,333,115 in excess of its required minimum net capital of $331,833. The Company's net capital ratio was 1.07 to 1.

Note 11- Commitments and contingencies:

Lease commitments:

The Company is leasing the premises in which it conducts its operations under an operating lease agreement that expires in 2011. Minimum future lease payments under the Company's noncancelable operating lease in each of the five years subsequent to December 31, 2006 are as follows:

Year Ending December 31,	Amount
2007	$1,060,040
2008	1,048,140
2009	1,048,140
2010	1,048,140
2011	786,105
Total	$4,990,565

Rent expense under all operating leases approximated $1,270,000 in 2006.

Litigation, indemnifications and other contingencies:

In the normal course of business, the Company may be involved in litigation matters.

In November 2006, the Company commenced an arbitration before the NASD relating to an agreement for the Company to attempt to raise equity capital. The Company's customer has asserted certain counterclaims and seeks damages. The Company denies all counterclaims and intends to vigorously defend against them. The Company believes that the ultimate resolution of this matter will not have a material adverse effect on its financial position.

In connection with the acquisition of BMI, the Company will be a party to an arbitration in accordance with the amended and restated purchase agreement, which includes, among other matters, a dispute regarding certain assets and liabilities included or to be included in the acquisition. In connection with the acquisition, BMI has been billed for legal services which it is disputing. In February 2007, the attorney has filed suit against the Company, BMI, the Parent and various other companies for payment related to these services.

Note 11- Commitments and contingencies (concluded):

Litigation, indemnifications and other contingencies (concluded):

The Company indemnifies and guarantees certain service providers, such as clearing and custody agents, against specified potential future losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates in the normal course of business. Such specified potential future losses, if they ever occur, cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 12- Financial instruments with off-balance sheet risk:

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the clearing broker, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses which the customer may incur. Margin accounts guaranteed by the Company at December 31, 2006 were not material.

Additionally, the Company is exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the clearing broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions did not have a material effect on the Company's financial position.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and clearing broker guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral or to reduce positions, when necessary.

BREAN MURRAY, CARRET & CO., LLC
(A Limited Liability Company and a Wholly-Owned Subsidiary of BMUR Holdings, Inc.)

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

Net capital:	
Total member's equity	$6,868,411
Add: Commissions payable only to be paid upon sale of investments	3,537,046
Deduct nonallowable assets and charges:	
Receivables from brokers and dealers	561,340
Accounts receivable, net	369,404
Furniture, equipment and improvements, net	224,558
Other assets	1,017,386
Due from affiliates	151,324
Intangible assets	255,821
Total	2,579,833
Net capital before haircuts on securities positions	7,825,624
Deduct haircuts on securities positions - other securities and undue concentration	3,160,676
Net capital	$4,664,948
Aggregate indebtedness:	
Accounts payable and other liabilities	$8,514,287
Less commission payable only to be paid upon the sale of certain investments	3,537,046
Total	$4,977,241
Computation of basic net capital requirement:	
Minimum net capital required computed on the basis of values of common stocks for which the Company is a market maker or $100,000 minimum dollar net capital requirement	$ 328,000
Minimum net capital required computed on the basis of 6-2/3% of aggregate indebtedness	$ 331,833
Net capital requirement (greater of above)	$ 331,833
Excess of net capital over minimum net capital	$4,333,115
Excess net capital at 1,000%	$4,167,224
Ratio of aggregate indebtedness to net capital	1.07 to 1

BREAN MURRAY, CARRET & CO., LLC
(A Limited Liability Company and a Wholly-Owned Subsidiary of BMUR Holdings, Inc.)

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION (CONCLUDED)
DECEMBER 31, 2006

Reconciliation with the Company's computation (included in Part IIA of Form X-17a-5) as of December 31, 2006:	
Net capital as reported in the Company's Part IIA (Unaudited) FOCUS report	$5,029,559
Increase (decrease) in net capital resulting from changes in:	
Haircuts on securities positions	(2,828,537)
Audit adjustments, net:	
Statement of financial condition adjustments and reclassifications:	
Increase in fair value of securities	6,351,508
Increase in accrued expenses for commissions payable	(3,635,046)
Other audit adjustments	(252,536)
Statement of operations changes	
Net capital per above	$4,664,948
Aggregate indebtedness as reported in the Company's Part IIA (Unaudited) FOCUS report	$4,879,262
Increase in aggregate indebtedness resulting from audit adjustments relating to accounts payable and accrued expenses and statement of financial condition reclassifications	97,979
Aggregate indebtedness per above	$4,977,241

See Report of Independent Public Accountants.



Accountants & Consultants

888-JHCOHN-1 • fax 888-JHC-FAX-1 • www.jhcohn.com

Report of Independent Public Accountants on Internal Control

To the Board of Directors
Brean Murray, Carret & Co., LLC

In planning and performing our audit of the financial statements of Brean Murray, Carret & Co., LLC (the "Company"), a limited liability company and a wholly-owned subsidiary of BMUR Holdings, Inc., as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded

against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J.H. Cohn LLP

New York, New York
February 28, 2007

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